

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2014

<u>Via E-mail</u>
Javier Astaburuaga Sanjines
Chief Financial Officer
Mexican Economic Development, Inc.
General Anaya No. 601 Pte.
Colonia Bella Vista
Monterrey, NL 64410 Mexico

> **Re: Mexican Economic Development, Inc.**
> **Form 20-F for the Year Ended December 31, 2013**
> **Filed April 16, 2014**
> **File No. 001-35934**

Dear Mr. Sanjines:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 20-F for the Year Ended December 31, 2013</u>

<u>Item 5. Operating and Financial Review and Prospects</u>
<u>Liquidity and Capital Resources, page 72</u>

1.   Please provide us with, and confirm that you will include in future filings, a more detailed analysis of the components of the statements of cash flows (i.e., operating, investing, and financing activities) that explains the significant year-to-year variations in each line item (e.g. explain the significant change in receivables, inventories etc.) for each period presented. In this regard, please ensure to include robust discussions describing and quantifying the specific effect of the significant causal factors that contributed to the material changes in your operating, investing and financing cash flows. Refer to Item 5 of Form 20-F and SEC Release No. 33-8350 as it relates to liquidity and capital resources for further guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Suying Li at (202) 551-3335 or Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining